October 2, 2020

Via Edgar

Mr. Edwin Kim & Ms. Kathleen Krebs

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re: Lytus Technologies Holdings PTV. Ltd.

Draft Registration Statement on Form F-1

Submitted July 8, 2020

CIK No. 0001816319

Dear Mr. Kim and Ms. Krebs:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 4, 2020 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on July 8, 2020.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Draft Registration Statement on Form F-1

Cover Page

1. It appears that your CEO Mr. Dharmesh Pandya will beneficially own 76.42% or more of your shares on a post-effective basis. Please revise your prospectus cover page to disclose this concentration of ownership by your CEO and clarify whether you will avail yourself of the Nasdaq controlled company exemption for the exchange’s corporate governance rules.

Response:

In response to the Staff’s comment, we have revised our prospectus cover page to disclose the concentration of ownership by our CEO. In addition, the Company respectfully advises the Staff that it will not avail itself of the NASDAQ controlled company exemption.

2. Please provide a description of the respective businesses that are operated by Lytus Technologies Private Limited (“Lytus India”) and DDC CATV Network Private Limited (“DDC”), including the current products and services offered by each entity. In addition, please provide a more detailed description of Reachnet Cable Services Pvt. Ltd. (“Reachnet”) and its overall business and its current business as it relates to streaming, as an internet service provider, and/or cable TV and internet. It is unclear what services Reachnet provides, whether it only provides over-the-top streaming or if it owns and operates the fiber and/or cable network through which it provides its services.

Response:

In response to the Staff’s comment, Lytus India provides technology enabled customer services, which includes streaming and content services. The present device is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services, such as Medtech IOT (IOT refers to the Internet of Things).

DDC is a licensed Multi System Operator (MSO) in the business of telecasting/streaming of broadcast channels (both owned channels as well as redistribution) to subscribers for a subscription charge depending upon the services and content chosen by the subscriber. In India the regulation does not differentiate between telecasting and streaming as long as the streaming is done in Internet Protocol television (IPTV) format. Lytus has the expertise and has plans to offer additional value added services such as Medtech IOT, by upgrading the existing cable networks. The upgrade primarily consists of deploying FTTH GPON and changing the existing STB/CPE.

Reachnet is also a licensed MSO in the business of telecasting/streaming of broadcast channels (both owned as well as redistributed) to subscribers for a subscription charge depending upon the services and content chosen by the subscriber. Reachnet also owns and operates fiber optic cable networks with offices in various major cities across the country. These networks are used by Reachnet to offer its services to its subscribers. Reachnet also offers its cable network along with management personnel and subscriber management services to third party service providers for a fee. It has extensive infrastructure and logistics established in various cities for provision of telecasting/streaming services to their erstwhile subscribers. Our contract with Reachnet for provision of streaming services is on merit and can be given to an independent service provider, if necessary.

3. Please describe what you mean by your “platform” and how it differs from the services provided to Reachnet’s customers by Reachnet. You indicate that Reachnet still provides internet and entertainment services to the 1.8 million customers you acquired.

Response:

In response to the Staff’s comment, our “platform” is our network of users who are connected through devices and to whom we offer multi-dimensional services such as Medtech IOT. Currently, Reachnet is not offering any value added service, and is mandated to offer only streaming services on our platform. It is also entrusted with the task of maintaining the fiber and device infrastructure necessary for provision of streaming services.

4. You indicate that you have 8 million users of your platform based on an industry report that there are 4.6 users per household of home subscribers, and then multiplying that number by 1.8 million subscribers acquired from Reachnet. Please clarify whether you have any independent basis to confirm that this estimate is accurate, such as monitoring activity, creating user accounts based on individuals, or any other data analytics you obtain through your platform. Further, please clarify whether your user base consists solely of the Reachnet subscribers you purchased or if the Lytus India or DDC businesses independently generate users or subscribers.

Response:

In response to the Staff’s comment, the conversion of approximately 1.8 million subscriber connections to 8 million subscribers is based on industry report. We have commenced registering user data on our platform for the purposes of data analytics. However, our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in July 20181, the number of average users per household in 2018 was 4.45.

In addition to the users we acquired from Reachnet, our user base includes DDC subscribers, which are approximately 100,000 as of the date of this letter. Lytus India does not have its own subscribers. It provides streaming services to the customers we acquired from Reachnet.

5. Please clarify whether Lytus India and DDC products and services are currently operational and generating revenue. It is unclear whether these entities are still in the development stage and how they are integrated with the entertainment streaming and internet services provided by Reachnet. In your business section, please provide details of your operations of these non-Reachnet provided services to the 1.8 million customers you acquired.

Response:

At present, Lytus India and DDC are currently operational and generating revenue. Lytus India provides streaming services to the customers we acquired from Reachnet. DDC has been providing streaming services to its customers in the New Delhi region for over three years and will continue to do so independently of Lytus India and Reachnet. We have revised our business section on Page 44 to clarify accordingly.

In respect of the non-Reachnet provided services, the extract of the revised text is appearing on Page 37 and is presented as under:

In respect of streaming services, Lytus India has outsourced the provision of streaming services to Reachnet in the capacity of a service provider. Going forward, with respect to non-streaming services (such as Medtech IOT), these services would be billed directly by the Company and costs and revenue would not be shared with Reachnet.

[1]	Available at: https://www.barcindia.co.in/resources/pdf/BARC%20India%20Universe%20Update%20-%202018.pdf

6. Please provide a brief description of the merger or acquisition agreements to acquire Lytus India, DDC, and the Reachnet customers, and clarify any related party or affiliations with such entities. We note, for example, that Lytus India was acquired from Nimish Pandya according to page F-31 and it is unclear if this person is related to your CEO Mr. Dharmesh Pandya. As part of the description of the merger and acquisition agreements, please include when each acquisition closed, the consideration paid and any future rights or obligations, such as the option to acquire the remaining 49% of the DDC. Further, please advise us whether the merger agreements with Lytus India and DDC should be filed as material agreements under Items 601(b)(2) or (b)(10) of Regulation S-K. Lastly, ensure that all material agreements related to the Reachnet customer acquisition are filed as exhibits, including the supplemental Agreement dated December 6, 2019 and the agreement to provide corresponding revenues from April 1, 2019.

Response:

In response to the Staff’s comment, Mr. Nimish Pandya is the brother of Dharmesh Pandya, our Chief Executive Officer. Further, we have revised the Registration Statement to include the following:

Merger agreement with Lytus India - On March 19, 2020, the Company, Lytus India, Messrs. Nimish Pandya and Girish Podar, the shareholders of Lytus India, entered into a share purchase agreement, pursuant to which the Company acquired 15,000 shares, representing all of the equity share capital of Lytus India for a purchase price of Rs.150,000 (approximately US$2,000).

Merger agreement with DDC - On February 21, 2020, Lituus Technologies Limited (“Lituus”), a BVI company, DDC, and all of the shareholders of DDC (the “DDC Shareholders”) entered into a share purchase agreement, pursuant to which Lituus obtained the right to acquire 4,900 shares, representing 49% of the outstanding equity share capital of DDC for an aggregated purchase price of Rs.19,208,000 (approximately US$ 255,002).

On February 26, 2020, DDC and DDC Shareholders entered into another share purchase agreement with Mr. Jagjit Singh Kohli, a director of the Company, pursuant to which Mr. Kohli obtained the right to acquire 200 shares, representing 2% of the equity share capital of DDC for an aggregated purchase price of Rs.784,000 (approximately US$10,408).

On February 21, 2020, Lituus, DDC and DDC Shareholders entered into a share subscription agreement, pursuant to which Lituus has option to subscribe 900,000 shares fully convertible preference shares, representing 100% of the fully convertible preference shares of DDC for an aggregated purchase price of Rs. 90,000,000 (approximately US$1,194,822).

On March 20, 2020, Lituus and Mr. Kohli entered into an assignment of contract with the Company and transferred all of their respective rights and interests in DDC to the Company for no consideration. Such transferred was completed on March 31, 2020, resulting in the Company’s owning of 51% of the equity interest in DDC.

Further, we have revised the disclosure accordingly and attached the aforementioned merger agreements with Lytus India and DDC as exhibits 10.6, 10.7, 10.8, 10.9 and 10.10, respectively, to this amendment to the Draft Registration Statement.

Use of Proceeds, page 28

7. Quantify the amount of proceeds to be used for each purpose.

Response:

In response to the Staff’s comment, we have quantified the amount of proceeds to be used for each purpose under “Use of Proceeds”. In particular, we intend to use the proceeds of $27.9 million (net) from this offering as below:

●	An aggregate of $15 million for the acquisition of customers (ownership of approximately 1.8 million customers) and 51% of the shares in a licensed cable company.
●	$8 million for general corporate purposes, primarily related to our precursor initiatives for the launch of our offerings in the telemedicine space.
●	$4.9 million for future development of assets, mainly the upgrade of our streaming devices, purchase and development of software applications for telemedicine services, purchasing of health monitoring devices and memory capacity for third party marketplace (Android market-place) and software applications.

Capitalization, page 31

8. Expand your table to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. Refer to Rule 11-02(a)(4) of Regulation S-X.

Response:

In response to the Staff’s comment, we have expanded our table on page 35 to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. The extract of the same is given below:

	As of March 31, 2020
	Historical	Pro Forma	Pro Forma As Adjusted
Cash and Cash Equivalents	$41,760	$41,760	$27,516,756

Non-Current Liabilities
Provisions	-	-	-
Total Non-Current Liabilities	$-	$-	$-

Equity
Equity Share Capital	300	320,000	343,077
Other Equity	11,059,289	10,739,589	38,191,508
Total Lytus Equity	11,059,589	11,059,589	38,534,585
Noncontrolling interest	(41,691)	(41,691)	(41,691)
Total Equity	11,017,898	11,017,898	38,492,894
Total Capitalization	$11,017,898	$11,017,898	$38,492,894

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors For Our Performance, page 34

9. Expand your disclosure to explain how you calculate Net Surplus Rate. Disclose the Net Surplus Rate as well as the Number of Subscribers as of the end of the period provided.

Response:

In response to the Staff’s comment, we have expanded our disclosure on Page 35 to explain how we calculate Net Surplus Rate (NSR). The extract of the expanded text is as below:

“Our contract with Reachnet has factored-in the context of NSR, wherein, for a limited purpose, it is the net cash available with the Company, in respect of provision of streaming services to subscribers, after adjusting the operational costs for streaming services. Per the contract, the Company has engaged the service provider (Reachnet) for streaming services and the NSR relates to the net amount available with the Company, after adjusting the service fee towards the above-mentioned service provider. From the net amount available, the Company shall incur expenditures for enabling multi-dimensional services and providing technology platform to subscribers. The number of the subscribers at the end of the period is approximately 1.8 million (as of March 31, 2020 is 1,812,894).”

Critical Accounting Policies

Off-balance Sheet Arrangements, page 35

10. Expand your disclosure to define FVTPL and FVOCI that are presented in footnote 4 on page 36 as well as on page F-19. Further, provide a reference to the additional disclosures on page F-14.

Response:

In response to the Staff’s comment, we have defined the term “FVTPL” as Fair Value Through Profit or Loss and the term “FVOCI” as Fair Value Through Other Comprehensive Income on page 36 and page F-19. We have also provided a reference to the additional disclosures on page F-14.

Other Income/Application of IFRS 15, page 37

11. Clarify your disclosure to explain what you mean by the “intervening period ended March 31, 2020.”

Response:

In response to the Staff’s comment, we have reviewed the statement and remove the word “intervening”.

12. Expand upon the statement in footnote 5 to further explain and clarify what you mean by “all non-streaming services offered by the Group will not be on a cost sharing basis with Reachnet and will be dealt with directly by the Group.” In this regard, explain by revised disclosure the nature and terms of any cost sharing arrangements with Reachnet.

Response:

In response to the Staff’s comment, we have replaced the statement in the Registration Statement with the following:

“In respect of streaming services, Lytus India has outsourced the provision of streaming services to Reachnet in the capacity of a service provider. Going forward, with respect to non-streaming services (such as Medtech IOT), these services would be billed directly by the Company and costs and revenue would not be shared with Reachnet.”

We do not have cost sharing arrangement with Reachnet. We have entered into service agreement  with Reachnet for streaming services only.

Going Concern, Liquidity and Capital Resources Large Payment Obligation by the Company, page 38

13. You disclose that the COVID-19 lockdown in India has delayed the settlement of approximately $15 million accounts receivable from Reachnet. Please describe these restrictions and how they have caused this delay. In addition, you indicate that COVID-19 restrictions have disrupted the company’s normal operations and prevented you from paying the first installment under the Customer Acquisition Agreement with Reachnet. Please revise your discussion of the impact of the COVID-19 pandemic to discuss the specific, known impacts on your business operations, results of operations and liquidity and capital resources. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results and liquidity and capital resources in future periods.

Response:

In response to the Staff’s comment, we have revised our discussion to include the following:

“The lockdown in India is strict with limited domestic travel. Local travel within a city was not allowed, either. Therefore we have limited access to various cities, such as Hyderabad, where our customers reside. It is just recently that limited travel has been allowed but our operations are severely hampered by non-availability of staff. Many offices were closed and banks were severely affected. As a result of the lockdown policy in India, we have restricted access to banking services, Subscriber Management System (SMS) audit, prior to settlement, and service providers certifying the adequacy of the fiber held by Reachnet. Moreover, in India most of the collections by local cable operators are still in cash and these have been affected/delayed due to lockdown. The lockdown is extended to October 31, 2020 and could be potentially further extended. 2 In addition, on September 18, 2020, the restriction under Section 144 of the Code of Criminal Procedure was passed, prohibiting movement and gathering of people, except for listed emergency and non-emergency services.

There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the economy of India, U.S. and international markets and, as such, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.”

14. Please clarify if there are any contractual consequences for not making the July 31, 2020 payment.

Response:

In response to the Staff’s comment, there will be no contractual consequences for not making the July 31, 2020 payment. The extract of the secondary supplemental agreement between the parties dated June 30, 2020 is given below:

“On account of the COVID 19 Pandemic crisis, and with the lockdown currently being extended in the State of Maharashtra, and more particularly in Mumbai, the Seller and the Buyer hereby agree to extend the payment deadlines for the payment of INR 375 crores under the contract as under:

-	First 25% of the total amount would be payable on 31 July 2020, or at a mutually agreeable date upon the ending of the COVID 19 lockdown restrictions,
-	Second 25% of the total amount would be payable at a mutually agreeable date, but no later than 31 March 2021,
-	Third 25% of the total amount would be payable at a mutually agreeable date, but no later than 31 March 2022,
-	Remaining 25% of the total amount would be payable at a mutually agreeable date, but no later than 31 March 2023.”

[2]

Order issued by the Government of Maharashtra, No. DMU/2020/CR.92/DisM-1, dated August 31, 2020

, http://bombaychamber.com/admin/uploaded/NEWS%20Block/Maharashtra%20-%20Easing%20of%20Lockdown%20-%20Orders%20dated%2030.9.2020.pdf

Thus, pursuant to such arrangement, we have to pay US$ 15 million by July 31, 2020, or until stringent restrictions on COVID-19 lockdown is lifted. At present, the restrictions on COVID-19 lockdown in Maharashtra and other major metro cities of India has been extended to October 31, 20203.

Intangible Assets and Goodwill , page 39

15. Expand your disclosure to explain how you determined the value of the 1.84 million household connections for a consideration of $59,216,654.

Response:

In response to the Staff’s comment, customers were acquired at approximately US$27 per customer, aggregating to approximately US$50 million. Further, indirect tax (GST) is additionally charged at a rate of 18%, aggregating to approximately US$59 million. We have also expanded our disclosure to make such explanation in the Registration Statement.

The acquisition of customers was valued on arms-length basis by valuation expert and the valuations were conducted as per the discounted free cash flow method (Schedule 1 of the Valuation Report attached hereto as Annex A). We have also carried valuation, using Subscriber Multiple method (Schedule 2 of the Valuation Report). The result was further validated using the independent comparable method.

Our Business, page 42

16. On page 18, you reference third-parties upon which you rely for computer systems, service providers, and local cable operators. On page 45, you disclose that you have entered into partnerships with Global Health Care Systems for telemedicine platform and with Dick Cook Studios for developing entertainment and education online content. Please provide a brief description of your arrangements with such providers for your infrastructure and access to the cable or fiber infrastructure to which you are able to deliver your services. Similarly, describe the material terms of your partnership with Global Health Care Systems and Dick Cook Studio. To the extent you are substantially dependent on these agreements, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, we have entered into a memorandum of understanding with Global Health Technologies, LLC and a term sheet with Dick Cook Studios, Inc. The formation of partnerships with these companies is still at a preliminary stage. Due to the COVID-19 pandemic, we have not been able to move forward the cooperation process. As such, we have revised our disclosure to remove related discussions.

[3]	Order issued by the Government of Maharashtra, No. DMU/2020/CR.92/DisM-1, dated August 31, 2020

17. Please provide demographic information on the 1.8 million subscribers that were purchased from Reachnet. For example, disclose if they are concentrated in a geographic location. Further, clarify whether these subscribers represents substantially all or a subset of Reachnet’s subscribers.

Response:

In response to the Staff’s comment, we have acquired all Reachnet’s customers (approximately 1.8 million subscriber connections).

These customers are primarily located in the following regions in India:

●	Northern India – New Delhi
●	North-Central India – Allahabad
●	Eastern India – Calcutta
●	Western India – Metro Mumbai
●	South-Central India – Hyderabad

18. Please expand your Government Regulation discussion on page 49 and in your risk factors. We note that you are operating in the entertainment, telecommunications, and health delivery industries. Further, you plan on expanding your business to the United States. These industries operate in highly structured regulatory environments in the United States, particularly as to the licensure of medical professionals. Your regulatory disclosure should briefly discuss all material telecommunications and health laws that are relevant to your business in both India and markets you seek to enter in the next 12 months.

Response:

In response to the Staff’s comment, we have expanded our Government Regulation discussion and risk factors to briefly discuss all material telecommunications and health laws in the U.S. and India.

Our Business

Corporate History, page 42

19. Provide us with your analysis and basis in the accounting literature that led you to determine the historical operations of Lytus India is or is not considered the predecessor to the registrant. Refer to Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-X.

Response:

The term predecessor is defined as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person”.

The definition of “predecessor” in Regulation C, Rule 405 is broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.

The Company meets the requirements of an Emerging Growth Company as defined in Rule 405 of the Securities Act, 1933 (17 CFR § 230.405). As per § 210.3-02 Consolidated statements of comprehensive income and cash flows: (a) There shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of comprehensive income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence. A registrant that is an emerging growth company, as defined in § 230.405 of this chapter (Rule 405 of the Securities Act) or § 240.12b-2 of this chapter (Rule 12b-2 of the Exchange Act), may, in a Securities Act registration statement for the initial public offering of the emerging growth company’s equity securities, provide audited statements of comprehensive income and cash flows for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in existence).

The Company was incorporated on March 16, 2020 and acquired 100% shares of Lytus India on March 19, 2020 and 51% shares of DDC on March 20, 2020. Hence, according to the analysis given above, Lytus India and DDC can be determined to be predecessors of the Company. Because the Company qualifies as an Emerging Growth Co, we are submitting audited IFRS financial statements of Lytus India and DDC for the periods ending March 31, 2019 and March 31, 2020.

20. Provide us with your analysis related to the significance of the acquisitions of Lytus India and DDC. Refer to Rule 3-05(b)(2) of Regulation S-X and Article 11 of Regulation S-X.

Response:

In response to the Staff’s comment, we prepared the analysis below:

Once a company has determined that a business combination has occurred or is probable, Rule 3-05(b) of Regulation S-X provides the criteria for determining which financial statements of the acquired business must be included in the prospectus and registration statement. The required number of years of financial statements increases based on the size of the acquired business relative to the size of the registrant. The registrant must calculate the three financial percentages described in Rule 1-02(w) of Regulation S-X (the definition of “significant subsidiary”), generally based on the most recent pre-acquisition annual financial statements of each acquired business (or group of related businesses on a combined basis) and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. The required percentage calculations are as follows:

●	Investment Test. The registrant’s and its subsidiaries’ investments in and advances to the acquired business divided by the total consolidated assets of the registrant (essentially the percentage of the registrant’s total assets “spent” to acquire the business);

●	Asset Test. The registrant’s and its subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the acquired business divided by the total consolidated assets of the registrant; and

●	Income Test. The registrant’s and its subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired business exclusive of amounts attributable to any non-controlling interests divided by such consolidated income of the registrant.

Once those three percentages have been calculated, Rule 3-05(b)(2) of Regulation S-X sets forth the basis for determining the number of years of financial statements required for the acquired business. In this circumstance, if any of the percentages exceeds 50%, the full financial statements specified in Rules 3-01 and 3-02 must be furnished unless the net revenues reported by the acquired business in its most recent fiscal year are less than $50 million, in which case the earliest of the three fiscal years required may be omitted.

The Company had no business operations at the time of its incorporation. At the time of acquiring Lytus India and DDC, it had no preceding financial statements. It is likely that at the time of acquisition of Lytus India and DDC, both would be considered as significant acquisition under each of the three tests mentioned above (Rule 3-05(b)(2) of Regulation S-X).

However, since the Company qualifies as EGC and its revenue is less than $50 million for the most recent fiscal year ending 31 March 2020, we are submitting audited IFRS financial statements of Lytus India and DDC for the periods ending 31 March 2019 and 31 March 2020.

Management, page 50

21. Please provide more details of the principal business activities of your management. In particular, please disclose current business activities that they perform and board memberships outside of their duties for Lytus Technologies Holdings PTV. Ltd. (“Lytus Group”). In this regard, you indicate on page 11 that your management will only devote their attention to the Company on a part-time basis. Further, please provide the names of employers and dates of recent employment for each member of management.

Response:

Since April 1, 2020, all members of our management have been engaged on a full-time basis. We have also revised our disclosure on page 11 to remove that certain risk factor and on page 50 to provide the names of employers and dates of recent employment for each member of our management.

22. Please clarify whether any of your management was affiliated with Lytus India, DDC or Reachnet prior to March 2020 or your creation as a holding company. If not, please clarify if any of the former management of Lytus India, DDC or Reachnet is currently employed by you and play a prominent role as either senior or key members of management.

Response:

In response to the Staff’s comment, Jagjit Singh Kohli was a shareholder and director of Lytus India prior to March 2020 and continues to be the only director since April 1, 2020. Apart from the above, prior to March 2020, the management of Lytus Group was not affiliated with Lytus India, DDC or Reachnet. No other members of management play a prominent role in any of the companies.

23. Please disclose the term for your directors and clarify whether you will have annual meetings and/or annual elections of directors. We note the disclosure on page 57 does not explicitly clarify whether there will be annual meetings or director elections.

Response:

In response to the Staff’s comment, we have revised our Registration Statement to disclose that each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection.

We respectfully advise the Staff that we will have annual meetings.

24. On pages 4 and 25, you indicate that you are eligible for the for certain Nasdaq corporate governance rules and that you may avail yourself of this exemption. Since it appears that you will also be eligible for the controlled company exemption and the transition rules for newly listed companies, please clarify whether you will be compliant with the Nasdaq’s general corporate governance rules for domestic issuers upon the close of the IPO or if you will avail yourself of one or more of these exemptions. To the extent you will use one of these exemptions, please clarify the Nasdaq corporate governance rules that you will seek an exemption for and will not comply with at the close of your IPO. For example, describe the differences between Nasdaq corporate governance rules and the home country alternatives that you may use instead.

Response:

In response to the Staff’s comment, the Company intends to comply with Nasdaq’s general corporate governance rules upon the close of the IPO. We are currently in the process of identifying and interviewing qualified independent directors, and plan to update our disclosures to update their information in the next amendment.

Description of Share Capital, page 57

25. The Lytus Trust is a principal shareholder that currently beneficially owns 5.88% of your total shares outstanding and your CEO, Mr. Dharmesh Pandya, has the power to vote and dispose of your shares owned by the trust. Please confirm you have included the shares beneficially owned by the Lytus Trust in Mr. Pandya’s beneficial ownership amounts. Provide footnote disclosure to Mr. Pandya’s beneficial ownership to indicate that his beneficial ownership amounts include these shares.

Response:

In response to the Staff’s comment, we have revised to include the shares beneficially owned by the Lytus Trust in Mr. Pandya’s beneficial ownership amounts. We have also provided footnote disclosure to Mr. Pandya’s beneficial ownership to indicate that his beneficial ownership amounts include these shares.

26. On page 1, you refer to your plan to issue 31,970,000 additional shares prior to the close of the IPO, so existing shareholders will own 32 million shares pending “the process of completing certain procedures of issuing such common shares in the British Virgin Islands.” Please clarify what procedures need to be completed and whether you intend to perform a pro-rata forward stock split.

Response:

In response to the Staff’s comment, at the time of filing the initial Draft Registration Statement, our board of directors was in the process of consulting with our BVI counsel regarding the procedures of issuing shares of our common shares. On July 10, 2020, our board of directors resolved to issue and as a result we issued an aggregate of 31,970,000 shares. There are no additional procedures that need to be completed in order to issue these common shares. We do not intend to perform a forward stock split at this moment.

Common Shares Eligible For Future Sale, page 64

27. You disclose that Aegis may release securities subject to the lock-up agreement “at any time without notice.” Please clarify whether you would be subject to the notice requirements for lock-agreement waivers by the Nasdaq or if you would be exempt.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove such disclosure.

Financial Statements

Consolidated Statement of Financial Position, page F-3

28. Expand the description of your line item, Intangible assets, net, to include Goodwill. In this regard, we note your line item references Note 10, which is titled “Intangible Assets and Goodwill.”

Response:

In response to the Staff’s comment, we have changed the heading of Note 10 to “Intangible Assets and Goodwill”.

Consolidated Statement of Cash Flows, page F-6

29. Tell us why you did not include the cash payments to acquire Lytus India and DDC within Cash Flows from Investing Activities. Refer to IAS 7.16(c).

Response:

We have amended the Cash Flow for payments made for acquisition of Lytus India. We have not yet made the cash payment to DDC (to acquire equity or debt instruments issued by DDC) as of the financial reporting date, due to COVID-19 restrictions. DDC is based in New Delhi and we do not have any office or operations in New Delhi. Request to kindly refer to Note 23 on page F-32 and Supplemental Schedule of Non-cash Investing/Financing Activities on page F-6.

30. Your disclosure in Note 11 on page F-24 indicates a loan from directors. However, it does not appear that you show loan proceeds as a cash flow from financing activities in your statement of cash flows. Tell us how these proceeds were presented in the statement and why you did not consider the loan a related party transaction with resulting related party disclosures and presentation in the financial statements. Refer to IAS 7.17(c) and IAS 24.

Response:

In response to the Staff’s comment, the loan was pre-existing prior to the business combination. There are no fresh loans taken by the directors after the business combination. Hence, the disclosure is not applicable.

We have also included the following note to the Related Party Transaction Schedule on page F-31 – “There is a pre-existing loan of approximately $1.5 million to a director of DDC (Ravi Gupta) that was given prior to the business combination. Refer to Note 11 and Note 21 for details.”

Notes to Consolidated Financial Statements , page F-7

31. We note you are incorporated in the British Virgin Islands and your operating subsidiaries are in India. Please provide disclosure to describe the nature and amount of any significant restrictions on the ability of your subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends.

Response:

In response to the Staff’s comment, the extract of revised text appearing on Page F-16 and Page 66 is given below:

“Under the Indian Income Tax Act, the transfer of accumulated profits, directly or indirectly, would be treated as deemed dividend in the hands of the parent-shareholder. Accordingly, the transfer of funds through intercompany loans, transfer of accumulated profits or transfer of assets would be subject to deemed dividend tax of 20%. Certain transactions may also require prior approval from the Reserve Bank of India”.

Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies Depreciation methods, estimated useful lives and residual value, page F-17

32. Revise to provide the disclosures required by IAS 16, paragraph 73.

Response:

In response to the Staff’s comment, no property, plant & equipment was acquired during the period except acquired in business combination with DDC. As per IAS 16 - Property, Plant and Equipment, the following disclosures are mandated under Para 73:

The financial statements shall disclose, for each class of property, plant and equipment:

a)	the measurement bases used for determining the gross carrying amount;
b)	the depreciation methods used;
c)	the useful lives or the depreciation rates used;
d)	the gross carrying amount and the accumulated depreciation (aggregated with accumulated impairment losses) at the beginning and end of the period; and
e)	a reconciliation of the carrying amount at the beginning and end of the period showing:
i.	additions;
ii.	assets classified as held for sale or included in a disposal group classified as held for sale in accordance with IFRS 5and other disposals;
iii.	acquisitions through business combinations;
iv.	increases or decreases resulting from revaluations under paragraphs 31, 39 and 40 and from impairment losses recognized or reversed in other comprehensive income in accordance with IAS 36;
v.	impairment losses recognized in profit or loss in accordance with IAS 36;
vi.	impairment losses reversed in profit or loss in accordance with IAS 36;
vii.	depreciation;
viii.	the net exchange differences arising on the translation of the financial statements from the functional currency into a different presentation currency, including the translation of a foreign operation into the presentation currency of the reporting entity; and
ix.	other changes.

Based on the above, we have provided for the additional disclosure in Note 9 of the DRS and extract of the same is given below:

Description	Equipment (customer devices and other equipment)	Office equipment, furniture, and vehicles	Total
16 March 2020 (the date of inception)	$-	$-	$-
Acquisition through business combination	1,124,326	6,208	1,130,534
As at 31 March 2020	1,124,326	6,208	1,130,534

Accumulated depreciation and impairment loss
16 March 2020 (the date of inception)	-	-	-
Charge for the year	-	-	-
Acquisition through business combination	-	-	-
As at 31 March 2020	-	-	-

Net Property and Equipment As at 31 March 2020	$1,124,326	$6,208	$1,130,534

Intangible Assets, page F-18

33. Please revise to provide the disclosures required by IAS 38, paragraph 118.

Response:

As per IAS 38, paragraph 118 provides for a disclosure requirement as under:

An entity shall disclose the following for each class of intangible assets, distinguishing between internally generated intangible assets and other intangible assets:

a)	whether the useful lives are indefinite or finite and, if finite, the useful lives or the amortization rates used;

b)	the amortization methods used for intangible assets with finite useful lives;

c)	the gross carrying amount and any accumulated amortization (aggregated with accumulated impairment losses) at the beginning and end of the period;

d)	the line item(s) of the statement of comprehensive income in which any amortization of intangible assets is included;

e)	a reconciliation of the carrying amount at the beginning and end of the period showing:

i.	additions, indicating separately those from internal development, those acquired separately, and those acquired through business combinations;

ii.	assets classified as held for sale or included in a disposal group classified as held for sale in accordance with IFRS 5 and other disposals;

iii.	increases or decreases during the period resulting from revaluations under paragraphs 75, 85 and 86 and from impairment losses recognized or reversed in other comprehensive income in accordance with IAS 36(if any);

iv.	impairment losses recognized in profit or loss during the period in accordance with IAS 36 (if any);

v.	impairment losses reversed in profit or loss during the period in accordance with IAS 36 (if any);

vi.	any amortization recognized during the period;

vii.	net exchange differences arising on the translation of the financial statements into the presentation currency, and on the translation of a foreign operation into the presentation currency of the entity; and

viii.	other changes in the carrying amount during the period.

Based on the above, we have provided for the additional disclosure in Note 10 of the DRS and extract of the same is given below

Description	Customer Acquisition	Goodwill	Software	Total
16 March 2020 (the date of inception)	$-	$-	$-	$-
Additions (Refer Notes below)	59,216,654	313,345		59,529,999
Acquisition through business combination			377	377
As at 31 March 2020	59,216,654	313,345	377	59,530,376

Accumulated amortization
16 March 2020 (the date of inception)	-	-	-	-
Charge for the year	204,086	-	-	204,086
Acquisition through business combination	-	-	-	-
Disposals	-	-	-	-
As at 31 March 2020	204,086	-	-	204,086

Net Intangible Assets and Goodwill As at 31 March 2020	$59,012,568	$313,345	$377	$59,326,290

Note: The above intangible assets are other than internally generated

Refer Note 23 for goodwill on consolidation

Further, Note 10 in the DRS is amended to reflect “Customer Acquisition (purchased during the period)” and “Software (acquired in business combination with DDC CATV)”.

Note 3 - Other Income - Income on Acquisition of Customer-Contracts, page F-20

34. Provide us with the guidance you cited to recognize the approximately US$15 million net surplus as “Other income” on the statement of profit and loss.

Response:

In response to the Staff’s comment, the Company has considered the applicability of IFRS 15 and concluded that IFRS 15 is not applicable to Lytus Group.

Analysis of IFRS 15

On 26 March 2020, when the aggregate (net) amount of US$ 15 million was recorded, IFRS 15 was not satisfied due to the following:

●	During the time period, from 1 April 2019 to 31 March 2020, Lytus India does not have contract with the customers.
●	It does not Identify itself with the performance obligations in the contract. It does not have the responsibility for the performance obligation. Therefore there is no identifiable performance obligation.
●	It did not determine the transaction price for the services provided to subscribers during the above period.
●	For the above reasons, it cannot allocate the transaction price to the performance obligations in the contract.
●	For the above reasons, it cannot recognize revenue when (or as) it has no performance obligation.

Under the terms of the agreement, as on 26 March 2020, Reachnet and Lytus India agreed that the accrual and remittance of the streaming revenue for the period April 1, 2019 through March 31, 2020 would be aggregated and transferred to Lytus India. Simultaneously, as on that date, Lytus India outsourced the services to the service provider (Reachnet) for a consideration.

The aggregated income (retrospectively from 1 April 2019) and aggregated costs for streaming services to service provider (Reachnet) was adjusted and recorded at net levels in the books of Lytus India. It was on 26 March 2020 that both the parties agreed to adhere to the terms of the agreement and agreed on the aggregate (net) amount payable to Lytus India.

In the context of ‘Principal versus Agent considerations’ (IFRS 15, Appendix B:34), during the above period, Reachnet had provided streaming services to subscribers for the above period (i.e. 1 April 2019 through 31 March 2020). The performance of services was not on behalf of, or for the benefit of, or under the consent with, or under the joint control with, Lytus India. It performed the services in its own capacity and for its own purpose.

In other words, Lytus India did not control the business of Reachnet nor did it contribute to the management, finance or operational aspects of Reachnet during the period April 1, 2019 through March 31, 2020. It was only on 26 March 2020 that Lytus India had the control of subscribers and the services performed to them.

Analysis on IFRS 11

IFRS 11 defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

There are three basic condition of joint control

1.	Contractual arrangement: Contractual arrangement must be present – often in writing in the form of contract or some documented decisions of the parties involved.

2.	Sharing of Control : This condition is met when all parties, considered collectively, are able to direct the relevant decisions of the arrangement. No single party can decide on its own.

3.	Unanimous consent: Unanimous consent means that every party of the joint arrangement must agree with the decision and no one can block it.

Summary on IFRS 11

Lytus India and Reachnet are independently responsible for executing its part of the work, through its own resources, and bears the risk of its individual scope of work i.e. there is a clear demarcation in the work and costs between members, and each member incurs expenditure only in its specified areas of work.

The resources (men and materials) used for any area of work are under the risk and control of respective member. There is no interference or obstruction from Lytus India, in the matters of how the streaming services should be performed. The contractual check is maintained to ensure ‘Quality of Service’. The control and management of the Lytus India and Reachnet is not unified or combined, and there is no common management for inter-se coordination between the members.

The Company has analyzed the application of IFRS 11 and has reached the conclusion that it does not control or be subject to control vis-à-vis its relationship with Reachnet. If the services are not within the parameters of ‘Quality of Service’, Lytus India is free to appoint another licensed cable operator.

Note 7 - Other Receivables , page F-22

35. Provide us with your basis to record a net receivable from Reachnet.

Response:

As discussed above, approximately US$ 15 million is recorded as Other Income at net plus indirect tax (GST) of 18% on the net amount, aggregating to approximately US$ 18 million. Request you to kindly refer to our reply for Question 35.

Lytus India acquired customers from Reachnet with effect from 1 April 2019. However, the acquisition was concluded and effective from 26 March 2020. The aggregate amount received by Reachnet for its customer service from 1 April 2019 is payable to Lytus India.

Simultaneously, for the foregone period 1 April 2019 through 31 March 2020, Lytus India has agreed to pay an aggregate amount of $24.9 million for the streaming services provided to subscribers from 1 April 2019 through 31 March 2020.

On 26 March 2020, when the acquisition was concluded and effective, the aggregate net amount of US$ 15 million is agreed by both the parties and is recorded as receivable from Reachnet in the books of Lytus India.

Further, the discussion on the above is disclosed in “Other Income” section of the Management’s Discussion and Analysis in the DRS as follows:

We had other income of $15.7 million for the period March 16, 2020 (date of inception) through March 31, 2020. We anticipate the customer base we acquired from Reachnet will translate into approximately $40 million in gross revenue without considering additional product offerings by the Company for the fiscal year ending March 31, 2021. While the contractual subscription fee accrued from April 1, 2019, the timing of the consummation and the delay on account of COVID-19, the contractual subscription fee was effective from March 26, 2020. Accordingly, the contractual subscription fee was recognized as “Other Income” and was further adjusted with the Streaming Service Fee of $24.9 million paid to the vendor for the continuing service in the intervening period ended March 31, 2020.

Agreement with the Reachnet Cable Services Private Limited , page F-32

36. Your disclosure indicates that you acquired approximately 1.8 million subscriber connections from Reachnet through Agreements dated June 21, 2019 and December 6, 2019. However, Lytus Group was incorporated on March 16, 2020. Clarify your disclosure to indicate which entity entered into these Agreements. Explain to us by reference to the authoritative IFRS or IAS accounting guidance you relied upon how you determined that the customer acquisition from Reachnet is not a business acquisition.

Response:

In response to the Staff’s comment, Lytus India and Reachnet entered into an Agreement to Acquire Customers, the Supplemental Agreement and the Secondary Supplemental Agreement on June 21, 2019, December 6, 2019 and June 30, 2020, respectively. Lytus India was incorporated on 10 May 2008 and was existing for the full period of 1 April 2019 through 31 March 2020.

The acquisition of customers is regarded as asset acquisition. The other relevant assets such as employees, fiber network, head-ends equipment, etc. were not acquired. Lytus India is permitted to engage any third service provider to provide streaming services.

For any acquisition of assets to be considered as Business combination, it has to satisfy definition of Business as per IFRS 3. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. The subscriber lists qualify as a separate identifiable asset and it was only this asset that was acquired. Lytus does not guarantee profitability to Reachnet and vice versa. Lytus India can engage third party service provider for provision of streaming services. Also refer to our response for Question 34.

Our analysis of IFRS 3:

Under IFRS 3, the term ‘business’ is defined as “An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest), or generating other income from ordinary activities” and the term ‘business combination’ as A transaction or other event in which an acquirer obtains control of one or more businesses.

IFRS 3.2(b) excludes asset acquisitions that do not meet the definition of a business from the scope of IFRS 3. A business consists of inputs, and processes applied to those inputs, that have the ability to contribute to the creation of outputs. An input and a process are the essential elements that have to be present in order to be classified as a business. From an acquirer’s perspective, a business does not need to include all of the inputs or processes that the seller used in operating that business. However, to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

The elements of a “business” are described in IFRS 3.B7 as follows:

●	Inputs (IFRS 3.B7(a)): Any economic resource that creates outputs, or has the ability to contribute to the creation of outputs when one or more processes are applied to it.

●	Processes (IFRS 3.B7(b)): Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates outputs or has the ability to contribute to the creation of outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but the intellectual capacity of an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.
●	Outputs (IFRS 3.B7(c)): The result of inputs and processes applied to those inputs that provide goods or services to customers, generate investment income (such as dividends or interest) or generate other income from ordinary activities.

As per IFRS 3.B7A, Paragraph B7B sets out an optional test (the concentration test) to permit a simplified assessment of whether an acquired set of activities and assets is not a business. An entity may elect to apply, or not apply, the test. An entity may make such an election separately for each transaction or other event. The concentration test has the following consequences:

(a)	if the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed;

(b)	if the concentration test is not met, or if the entity elects not to apply the test, the entity shall then perform the assessment set out in paragraphs B8–B12D.

As per IFRS 3.B7B, the concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. For the concentration test:

(a)	gross assets acquired shall exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities.

(b)	the fair value of the gross assets acquired shall include any consideration transferred (plus the fair value of any non-controlling interest and the fair value of any previously held interest) in excess of the fair value of net identifiable assets acquired. The fair value of the gross assets acquired may normally be determined as the total obtained by adding the fair value of the consideration transferred (plus the fair value of any non-controlling interest and the fair value of any previously held interest) to the fair value of the liabilities assumed (other than deferred tax liabilities), and then excluding the items identified in subparagraph (a). However, if the fair value of the gross assets acquired is more than that total, a more precise calculation may sometimes be needed.

(c)	a single identifiable asset shall include any asset or group of assets that would be recognized and measured as a single identifiable asset in a business combination.

(d)	if a tangible asset is attached to, and cannot be physically removed and used separately from, another tangible asset (or from an underlying asset subject to a lease, as defined in IFRS 16 Leases), without incurring significant cost, or significant diminution in utility or fair value to either asset (for example, land and buildings), those assets shall be considered a single identifiable asset.

(e)	when assessing whether assets are similar, an entity shall consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics).

(f)	the following shall not be considered similar assets:

(i)	a tangible asset and an intangible asset;

(ii)	tangible assets in different classes (for example, inventory, manufacturing equipment and automobiles) unless they are considered a single identifiable asset in accordance with the criterion in subparagraph (d);

(iii)	identifiable intangible assets in different classes (for example, brand names, licences and intangible assets under development);

(iv)	a financial asset and a non-financial asset;

(v)	financial assets in different classes (for example, accounts receivable and investments in equity instruments); and

(vi)	identifiable assets that are within the same class of asset but have significantly different risk characteristics.

The Company has concluded the following:

●	The concentration test of IFRS 3.B7A is met when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Therefore, the acquired asset is determined not to be a business and no further assessment is needed.
●	Furthermore, vide the IFRS 3.B7(a)/(b) the Company has identified the elements in the acquired asset (customers). The acquired asset (customers) is not accompanied by any associated processes, the acquired asset is likely an asset acquisition, not a business.

We have previously filed the Agreement to Acquire Customers and the Secondary Supplemental Agreement. We are attaching the Supplemental Agreement to this amendment to the Draft Registration Statement as Exhibit 10.4.

Recent Sales of Unregistered Securities, page II-1

37. Please provide more details of your sales of unregistered securities, including the names and amounts sold to principal shareholders and categories of investors. Also, please provide the consideration paid for the shares. Refer to Item 701 of Regulation S-K.

Response:

In response to the Staff’s comment, we have modified our disclosure under the section of Recent Sales of Unregistered Securities to include the details as requested.

General

38. Your disclosure throughout the registration statement indicates that you have applied for listing on the Nasdaq, but you may not meet their listing standards and be accepted for listing. Please advise us if you will seek effectiveness even if you have not been accepted for listing by Nasdaq.

Response:

We respectively advise the Staff that we will seek effectiveness even if we are not accepted for listing by Nasdaq.

39. Your registration statement refers to common stock, common shares, ordinary shares, and “shares” interchangeably. Please use the same term for your shares to be issued in your IPO consistently.

Response:

In response to the Staff’s comment, we have modified the Registration Statement to use “common shares” consistently.

40. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.

Annex A

VALUATION REPORT

Valuation of Customer Acquisitions

VALUATION REPORT

1.	BACKGROUND AND ASSIGNMENT

Lituus India is an Indian tech-enabled service company and has planned to build customer base in India. For the same, the company has identified Reachnet, an Indian company engaged in cable business. The strategy of Lituus India is to acquire customer base and ensure its entitlement over revenue rights from 1 April 2019. The aggregated customer base would be the support system for inaugurating and launching various technology enabled services. While aggregation of the customers is an important game plan, Lituus India has to take adequate steps to ensure retention of newly-acquired customer base. The aggregated customer base would become the backbone for various products / services launched by Lituus India, such as telemedicine, education platform, home security, office applications, etc.

2.	DEFINITION OF FAIR MARKET VALUE

Fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

With respect to the market for the customers of a company viewed en bloc there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by consolidation with customers in same business or integrate for other business products, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

3.	VALUATION METHODOLOGIES

In valuing an asset or a business and/or a share(s), there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset's and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to assets and options can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income based approach.

As there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued. The income based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The valuation in cable industry is based on multiple of subscribers, that virtually all participants and observers agree is the main determinant of the value, and it is this approach that was the primary method utilized by us.

4.	DCF Method

Scope and Objective

Lituus India has acquired subscribers from Reachnet along with the revenue entitlement rights. Lituus India is an tech-enabled service company and instead of acquiring customers per business segment, it intends to acquire customers through cable companies. The valuation report is sought in this regard.

Information relied upon

We have relied on the information report for cable industry and the CAC per subscriber and we have interviewed the management of Reachnet for understanding of the business profile, information from peer companies, the demographics of the subscribers (based on their locality):

-	25% in low-middle income category
-	50% in upper-middle income category
-	25% in high-income category

We have also interviewed the management of Lituus India to understand the business objective of the customer acquisition and the business plan for the same.

Statement of Limiting Condition

The report is prepared on the request of the management of Lituus India, based our valuation on the commercial assumptions given to us by the management. This Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required by regulations of the Indian authorities.

In preparing the Final Report we, have relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by LI. We have therefore relied upon all specific information as received and decline any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has also been used.

The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until March 26, 2020. It is understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, we have no obligation to update, revise, or reaffirm the Opinion.

Approach to valuation

The standard of value used in the report is fair value which is defined in US GAAP as “The price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date.”

Our study included:

(i)	analysis of the Company’s projected operating results;

(ii)	review of general financial market conditions, including those for its industry;

(iii)	review of the Company’s future business operations;

(iv)	review of its website;

(v)	such other information we considered relevant to forming our opinion.

The investigation also included discussions with the Company’s management concerning the history and nature of the business, its financial condition, and its future prospects. We also considered certain financial and stock market data for publicly traded companies in businesses similar to the Company; as well as such other information, financial studies, economic data, and market criteria which we deemed relevant.

In the course of the study, we used financial and other information provided by the Company or obtained from private and public sources we believe to be reliable. Our conclusions are dependent on such information being complete and accurate in all material respects. However, we have not examined such information and accordingly do not express an opinion or any other form of assurance thereon.

Methodology Adopted

The valuations were conducted as per the discounted free cash flow method (Schedule 1). We have also carried out a secondary analysis, using Subscriber Multiple (Schedule 2).

It is noted that the valuation was performed provided that the Companies will continue in operation in an independent and unhindered manner for the future as at present (going concern).

Valuation Conclusion

Subject to the assumptions presented herein, in our opinion the fair value of customers is INR 375 crores as on 26 March 2020. For detailed calculations, please refer to Schedule I and II attached as integral part of this report.

For Niranjan V. Shah & Associates

Chartered Accountant

Niranjan V. Shah

Proprietor

Membership No. 032438

UDIN 20032438AAAAAI5309

Attached:

-	Schedule 1 – Discounted Cash Flow Method
-	Schedule 2 – Subscriber Multiple Method
-	Schedule 3 – Comparable Analysis Method

<<END OF REPORT>>

SCHEDULE – I - DISCOUNTED CASH FLOW VALUATION

Description of the Arrangement

The arrangement between the Lituus India and Reachnet is to acquire the subscribers and income arising therefrom, with effect from 1 April 2019.

As on 10 June 2019, Reachnet has the following subscribers in the Month Period Apr-June 2019:

Particulars	Apr 19	May 19	June 19	Average
Device	19,74,319	19,70,866	19,76,190	19,73,792
Subscription Revenue in cr.	22.16	21.45	21.72	21.77
Broadcaster Revenue in cr.	3.14	3.14	3.14	3.14

Refer to Schedule for the Number of Subscriber and the Revenues arising therefrom, as of 31 March 2020.

Cable business requires four main factors: (a) Cable License; (b) Infrastructure such as Fiber Optic network (25,000 kms), headends, and streaming device; (c) consistent relationship with Broadcasters and Local Cable Operators; and (d) Subscriber strength.

Instead of investing in cable companies, Lituus India is acquiring customer base of Reachnet and shall partake the responsibility vis-à-vis subscribers. Lituus India shall become the economic benefactor in respect of the services provided to subscribers. The revenue entitlement rights would accrue to Lituus India with effect from 1 April 2019. It is prudent that the cable service agreement should be entered into with an independent cable operator, that is capable and has its network in place. The consideration for their continuing service can be fixed or can be variable, depending on the devices served. As the revenue itself is based on the devices served, the consideration fee to licensed cable operator should also be based on the devices served. As a result, 61% of the consideration fee1 can be paid to a licensed cable operator for their services towards subscribers. The parameters to decide on a local cable subscribers would be discussed separately.

As a result, Lituus India can achieve to receive a net margin of 39%, towards which Lituus India shall have complete responsibility of streaming service, wherein licensed related responsibility can be pass-on to a servicing licensed operator.

Assumptions:

1)	FCFE: Per month revenues are approx. INR 23.96 crores, resulting in an Annualized Revenue of INR 287.6 crores. After service costs of 61%, the resultant net margin per annual is INR 112 crores.
2)	Projections are made for 5 years, highlighting the recoverability issue. We have assumed 3% growth in net margin for Year 2 and Year 3 and assumed 4% growth in net margin for Year 4 and Year 5.
3)	The payment milestone of CAC as determined below would be placed in 3 milestones: 60% in June 2020, 20% in June 2021 and 20% in June 2021. This is to ensure good recoverability ratio (based on expected return) and to ensure consistency in subscriber base. The table below provides further details of its coverage in absolute terms:

1 Based on the projection that customer risk, customer service, and sales and marketing is remaining with Lituus India. From the adjusted EBITDA margin of 46% (that is prior to customer service, device risk, customer risk, and sales and marketing) routine profit margin at adjusted EBITDA level for cable business is 7%. Therefore, 54% + 7%, aggregating to 61% as service consideration to a licensed cable operator.

Payable in 60:20:20	INR in cr.	Comments - on the terms of deferred consideration
60% by June 2020	225.00	recoup 112cr by 31 March 2020
20% by June 2021	75.00	Would recoup 227cr. by 31 March 2021
20% by June 2022	75.00	Would recoup 342cr. by 31 March 2022
		Would recoup 375cr. by 31 May 2022
	375.00

The above payment milestone is to ensure the stability in the subscription model.

	Year Count		1	2	3	4	5
Sl. No.	Parameter (Financials in INR in crores)		Year 1	Year 2	Year 3	Year 4	Year 5
I	Free Cash Flow to Lituus India (FCFE)
	FCFE (net margin)		112	115.4	115.5	116.6	116.7
II	Discount Rate
A	Risk free rate	7.0%
B	Beta	2.00
C	Expected return (blended rate)	27.5%
D	Costs of Upfront CAC	48.0%
III	Terminal Growth Rate	2.0%
A	Terminal Value						275.73
IV	Valuation
A	PV of FCFE		87.84	70.96	55.71	44.13	34.63
B	[+] PV of Terminal Value						81.84
	Present Value of Customers	375
V	Valuation per share
	Total nos. of customers (mn)	0.84	1.97mn x	4.25 per device
	Valuation per Customer	448

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It can be observed from the above that the CAC per subscriber is INR 447.87, which is INR 1905/- per active device.

CAC Recovery Rate (per subscribers) (Amt. / No. in crores)
Particulars	2019-20	2020-21	2021-22	2022-23	Total
Device (assumed same)	0.20	0.20	0.20	0.20	0.20
Subscribers (4.25 per device)	0.84	0.84	0.84	0.84	0.84
375 cr. Payment Milestone	0	225.00	75.00	75.00	375.00
Value of Subscribers	2019-20	2020-21	2021-22	2022-23	Total
Streaming revenue	112.00	115.36	115.46	116.62	459.44
Telemedicine (Post Sept 2020)	-	7.40	12.25	16.45	36.10
Gross LTV	112.00	122.76	127.71	133.07	495.54
CAC					375.00
LTV > CAC (times)					1.32

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Schedule – II - MULTIPLE OF SUBSCRIBERS APPROACH

The secondary basis for valuation was the number of subscribers that the vendor has. The rationale is that, despite churn rates that can be 5-9% annually, retaining subscriber base is not a difficult task. The spending pattern of the average population is committed to cable, OTT and IPTV. The below report on the ‘Indian Television Industry 2019’, provides for the below statistics.

The Indian Television Industry

- The most consistently performing sector of the Indian M&E Industry.
- It is, presently, over 4 times the size of the Indian Film industry and is the largest employer in the M&E space.
- The TV pipeline has almost 1500 MSOs, 60000+LCOs, 6 DTH operators, 2 IPTV Operators and over 850 channels.

TV
INRBillions
1200
1000
800
600
400
200
0
660
740
815
954
12.1%
10.1%
8.8%
2017
2018
2019
2021

Value headroom - Average subscription rate for Cable TV / DTH:

- India – 3-4$ per TV per month
- US / UK / Europe – 60-100$ per TV per month

The subscribers revenue can be increased in future by raising fees or by upgrading the devices (wherein IPTV can provide content through internet network) or by offering enhanced services such as internet access, tech-enabled products and services meant for home users, etc. The number of households and category of family income is also a good indicator of the size and outreach of a company's network, its revenues, and so on.

The Indian multiple varies greatly from as high as USD 35 per subscriber in Tier – 1 cities, with high population. Factors identified as influencing the multiple applied include the following:

-	Degree of household concentration, urbanness
-	Growth capacity
-	Ability to offer new services
-	Subscribers as a percentage of total homes passed by the network ("penetration")
-	Subscriber/area demographics
-	Regulations

-	Competition
-	Equipment/technology quality
-	Fees paid per subscriber

The Ministry of Information and Broadcasting commented on the untapped opportunities in cable or IPTV and allied services, such as internet, telephone, home security, etc. It requires to upgrade on streaming devices. The prices per subscriber range from INR 400 per subscriber (not devices) to a premium of INR 1250 per subscriber. Following occurred in the past year in India:

Reliance Jio acquired major shares in Hathway and DEN, for creating synergies	Amt
Total Costs (INR cr)	5,250.00
In terms of devices (crores)	2.40
Multiple (INR)	2,187.50
Source: media reports (2019)

The above was an example for acquisition of cable companies in India, that is riddled with undated liabilities, unpaid tax liability, etc.

Lytus India acquiring from Reachnet, for creating synergies	Amt.
Total Costs (cr.)	375.00
Devices (cr.)	0.20
Multiple (INR)	1,903.55

Schedule – III – COMPARABLE ANALYSIS METHOD

A comparable company analysis (CCA) is a process used to evaluate the value of a company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples, such as EV/Subscribers. The basic premise of the comparables approach is that CAC’s value should bear some resemblance to other CAC' in a similar situation that operate similar businesses.

In the present case, we have compared with the Industry / Market report of a company operating similar businesses.

Comparable Analysis Method - Subscriber’s Multiple

Source: https://www.motilaloswal.com/site/rreports/HTML/635158988094494447/index.htm

Dated: September 2013

Source: https://www.motilaloswal.com/site/rreports/HTML/635641670454660470/index.htm

Dated: April 2015

Source: IndiaNivesh Research Estimates, 2011

Further, Direct Costs (if sourced) through Marketing and Social Media, for the OTT business and IOT business: - Our business model is to cater to last-mile subscriber level, resulting in 83.7 lakh subscribers, reducing the further CAC to INR 450 per subscriber. In terms of the business model of Lytus India:

-	the expected level of marketing, social media, advertisement, sales promotion costs for allied services such as telemedicine, home security, etc. would be at a minimum of INR 2500 per customers.
-	the expected retention costs would be another minimum costs of INR 750 per customers per annum

Considering the costs saved, the present CAC at INR 450 per subscriber is considered to be within the market limit.

<<END OF REPORT>>